UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

UNIQUE FABRICATING, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

90915J 103
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90915J 103	13G

1.	NAMES OF REPORTING PERSONS Robert F. Taglich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 503,357(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 503,357 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,357 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 8,663 shares of common stock, par value $.001, underlying warrants beneficially owned by the Reporting Person that are currently exercisable.

Item 1(a).	Name of Issuer
Unique Fabricating, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices
800 Standard Parkway Auburn Hills, MI 48326
Item 2(a).	Name of Person Filing
Robert F. Taglich
Item 2(b).	Address of Principal Business Office or, If None, Residence
790 New York Avenue Hunington, New York 11743
Item 2(c).	Citizenship
United States

Item 2(d).	Title Class of Securities
Common Stock, par value $.001 per share
Item 2(e).	CUSIP Number
90915J 103
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
503,357 (1)
(b)	Percent of Class:
5.15%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
503,357 (1)
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
503,357 (1)
(iv) Shared power to dispose or to direct the disposition of
0

(1) Includes 8,663 shares of common stock, par value $.001, underlying warrants beneficially owned by the Reporting Person that are currently exercisable.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

/s/ Robert F. Taglich
Robert F. Taglich